Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended June 30, 2022

HAMILTON, Bermuda, August 24, 2022 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) today reported its financial results for the quarter ended June 30, 2022.

Highlights

●	100% availability of FSRUs for the second quarter of 2022
●	Reported total time charter revenues of $36.9 million for the second quarter of 2022 compared to $34.7 million of time charter revenues for the second quarter of 2021
●	Generated operating income of $22.3 million, net income of $13.1 million and limited partners’ interest in net income of $9.2 million for the second quarter of 2022 compared to operating income of $24.1 million, net income of $2.6 million and limited partners’ interest in net loss of $1.2 million for the second quarter of 2021
●	Operating income, net income and limited partners’ interest in net income (loss) were impacted by unrealized gains on derivative instruments for the second quarter of 2022 and 2021, mainly on the Partnership’s share of equity in earnings of joint ventures
●	On August 12, 2022, paid a cash distribution of $0.01 per common unit with respect to the second quarter of 2022
●	On August 15, 2022, paid a cash distribution of $0.546875 per 8.75% Series A cumulative redeemable preferred unit (“Series A preferred unit”), for the period commencing on May 16, 2022 to August 14, 2022
●	On May 25, 2022, the Partnership entered into a definitive merger agreement with Höegh LNG Holdings Ltd. (“Höegh LNG”) pursuant to which Höegh LNG will acquire, for cash, all of the outstanding publicly held common units of the Partnership, at a price of $9.25 per common unit for a total purchase price of approximately $167.6 million. In connection with the transaction, the Partnership’s incentive distribution rights will be cancelled. The Series A preferred units will remain outstanding. In connection with the transaction, the board of directors of the Partnership (the “Board of Directors”) directed the conflicts committee of the Board of Directors, comprised solely of directors unaffiliated with Höegh LNG (the “Conflicts Committee”), to consider Höegh LNG’s offer. The Conflicts Committee approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby are in the best interests of the Partnership and the holders of the Partnership’s common units unaffiliated with Höegh LNG. Based on the recommendation of the Conflicts Committee, the Board of Directors unanimously approved the merger agreement and recommended that the Partnership’s common unitholders approve the merger. The merger is subject to approval of the merger agreement and the transactions contemplated thereby by a majority of the outstanding common units of the Partnership and certain regulatory filings and customary closing conditions. Höegh LNG owns 45.7% of the common units and has entered into a support agreement with the Partnership committing to vote its common units in favor of the merger. The Partnership has established a record date of August 22, 2022 for a special meeting of the holders of common units to take place on September 20, 2022 to vote on the proposed merger. Assuming the merger is approved by the unitholders, it is expected to close by the end of the third quarter.
●	On June 1, 2022, the SRV Joint Gas Two Ltd, a joint venture owned 50% by the Partnership, and the owner of the Cape Ann, closed the refinancing of the Cape Ann debt facility (the “New Cape Ann Facility”) which has an initial loan amount of $154.1 million and which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. The New Cape Ann Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Cape Ann. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Two Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $1.2 million from the Partnership. The New Cape Ann Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The interest rate swaps entered into under the previous Cape Ann debt facility have a remaining tenor of 8 years and have been novated from the previous group of swap providers to the new lenders and restructured to match the New Cape Ann Facility’s loan amount and amortization plan. The interest rate swaps are not reflected in the above-mentioned interest rate for the New Cape Ann Facility.

Financial Results Overview

For the three months ended June 30, 2022, each of the Partnership’s FSRUs have had 100% availability. The Partnership has mitigated the risk of an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. The Partnership has fulfilled its obligations under its time charter contracts, and did not experience any off-hire for its FSRUs for the three months ended June 30, 2022.

Total time charter revenues for the three months ended June 30, 2022 were $36.9 million, an increase of $2.2 from $34.7 million for the three months ended June 30, 2021.

Total operating expenses for the three months ended June 30, 2022 were $19.2 million, an increase of $5.3 million from $13.9 million for the three months ended June 30, 2021. The increase is principally due to higher vessel operating expenses and administrative expenses for the three months ended June 30, 2022, compared with the three months ended June 30, 2021.

The increase in vessel operating expenses is mainly related to certain modification costs for the Höegh Gallant. The increase in administrative expenses is mainly related to additional cost from external financial advisory fees, legal fees and audit fees, including certain expenses incurred in relation to the merger agreement with Höegh LNG announced on May 25, 2022.

Equity in earnings of joint ventures for the three months ended June 30, 2022 was $4.5 million, an increase of $1.2 million from equity in earnings of joint ventures of $3.3 million for the three months ended June 30, 2021. The joint ventures own the Neptune and the Cape Ann. Unrealized gains on derivative instruments in the Partnership’s joint ventures impacted the equity in earnings of joint ventures for the three months ended June 30, 2022 and 2021.

The joint ventures have previously not applied hedge accounting for interest rate swaps, and all changes in fair value have been included in equity in earnings (losses) of joint ventures. After the refinancing of the New Neptune Facility on November 30, 2021, hedge accounting is applied for the Neptune. After the refinancing of the New Cape Ann Facility on June 1, 2022, hedge accounting is also applied for the Cape Ann. Excluding the unrealized gains on derivative instruments for the three months ended June 30, 2022 and 2021, the equity in earnings of joint ventures would have been $3.7 million for the three months ended June 30, 2022, an increase of $0.5 million from $3.2 million for the three months ended June 30, 2021. Excluding the unrealized gains on derivative instruments for the three months ended June 30, 2022 and 2021, the increase was mainly due to higher time charter revenue partially offset by higher operating expenses and financial expenses for the three months ended June 30, 2022, compared to those for the three months ended June 30, 2021. The Partnership’s share of its joint ventures’ operating income was $5.6 million for the three months ended June 30, 2022 compared to $6.0 million for the three months ended June 30, 2021.

Segment EBITDA1 for the three months ended June 30, 2022 was $31.0 million, a decrease of $3.3 million from $34.3 million for the three months ended June 30, 2021.

Operating income for the three months ended June 30, 2022 was $22.3 million, a decrease of $1.8 million from operating income of $24.1 million for the three months ended June 30, 2021. Excluding the impact of the unrealized gains on derivatives impacting the equity in earnings of joint ventures for the three months ended June 30, 2022 and 2021, operating income for the three months ended June 30, 2022 would have been $21.5 million, a decrease of $2.5 million from $24.0 million for the three months ended June 30, 2021. The decrease is primarily due to higher operating expenses and administrative expenses partially offset by higher time charter revenues.

Total financial expense, net for the three months ended June 30, 2022 was $5.8 million, a decrease of $4.4 million from $10.2 million for the three months ended June 30, 2021. Interest expense decreased by $4.3 million for the three months ended June 30, 2022 compared with the three months ended June 30, 2021. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedges, commitment fees and amortization of debt issuance costs for the period. The decrease of $4.3 million in interest expense in the second quarter of 2022 compared to the second quarter of 2021 was principally due to the amortization of all debt issuance costs on the new Lampung debt facility which has been entered into, but not successfully completed by June 30, 2021, and the repayment of outstanding loan balances for the facility financing the PGN FSRU Lampung (“Lampung facility”) and the

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure.

commercial and export tranche of the $385 million facility financing the Höegh Gallant and the Höegh Grace (the “$385 million facility”).

The Partnership reported net income of $13.1 million for the three months ended June 30, 2022, an increase of $10.5 million from net income of $2.6 million for the three months ended June 30, 2021. Net income was impacted by unrealized gains on derivative instruments for the second quarter of 2022 and 2021, mainly included in the Partnership’s share of equity in earnings of joint ventures.

Excluding all of the unrealized gains (losses) on derivative instruments, net income for the three months ended June 30, 2022 would have been $12.3 million, an increase of $9.7 million from $2.6 million for the three months ended June 30, 2021. Excluding the impact of the unrealized gains (losses) on derivatives, the increase is primarily due to an accrual for potential tax liabilities recorded in the three months ended June 30, 2021.

Preferred unitholders’ interest in net income was $3.9 million for the three months ended June 30, 2022 and 2021. Limited partners’ interest in net income for the three months ended June 30, 2022 was $9.2 million, an increase of $10.4 million from limited partners’ interest in net loss of $1.2 million for the three months ended June 30, 2021. Excluding all of the unrealized gains on derivative instruments, limited partners’ interest in net income for the three months ended June 30, 2022 would have been $8.5 million, an increase of $9.8 million from limited partners’ interest in net loss of $1.3 million for the three months ended June 30, 2021.

Segment Information

The Partnership has two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other”. For additional information on the segments, including a reconciliation of Segment EBITDA to operating income and net income for each segment, refer to the description and the tables included in “Unaudited Segment Information for the Quarters Ended June 30, 2022 and 2021” below.

Segment EBITDA for Majority held FSRUs for the three months ended June 30, 2022 was $27.7 million, an increase of $0.3 million from $27.4 million for the three months ended June 30, 2021. The increase is mainly due to increased revenue from time charters offset by an increase in administrative expenses.

Segment EBITDA for the Joint venture FSRUs for the three months ended June 30, 2022 was $8.1 million, a decrease of $0.4 million from $8.5 million for the three months ended June 30, 2021.

For Other, Segment EBITDA consists of administrative expenses. Administrative expenses for the three months ended June 30, 2022 were $4.8 million, an increase of $3.2 million from $1.6 million for the three months ended June 30, 2021. This is driven by increased external consultancy fees and audit fees.

Financing and Liquidity

As of June 30, 2022, the Partnership had cash and cash equivalents of $42.4 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $6.5 million, and long-term restricted cash required under the long-term debt facility for the Lampung facility was $11.0 million as of June 30, 2022. As of August 24, 2022, the Partnership has fully drawn on the $63 million revolving credit tranche of the $385 million facility and has an undrawn balance of $60.5 million on the $85 million revolving credit facility from Höegh LNG. As of June 30, 2022, the outstanding balance of $24.5 million on the $85 million revolving credit facility from Höegh LNG is classified as a current liability. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the notice of arbitration received from the charterer of the PGN FSRU Lampung, as described below.

As of June 30, 2022, the Partnership has no material commitments for capital expenditures. However, a scheduled drydocking for the Neptune is expected to be completed in August 2022. The joint venture has received approximately $2.4 million from its owners to finance certain expenditures which are not reimbursable by the charterer, of which the Partnership has paid approximately $1.2 million as principal on advances to the joint venture.

During the second quarter of 2022, the Partnership made quarterly repayments of $5.3 million on the Lampung facility and $6.4 million on the $385 million facility. The repayment $5.3 million on the Lampung facility includes ordinary installments of $4.5 million and additional installments of $0.8 million due to the cash sweep mechanism in the Lampung facility. Until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung facility, PT Hoegh LNG Lampung (“PT HLNG”). Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the Lampung facility, applied pro rata across the commercial and export credit tranches. The remaining 50% will be retained by PT HLNG and pledged in favour of the lenders until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

The Partnership’s book value and outstanding principal of total long-term debt were $361.0 million and $365.7 million respectively, as of June 30, 2022, including the Lampung facility, the $385 million facility and the $85 million revolving credit facility.

On July 27, 2021, the Partnership’s board of directors announced a reduction in the quarterly cash distribution on its common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 and continuing in the third and fourth quarters of 2021 and the first and second quarters of 2022. The Partnership intends to use its internally generated cash flow to reduce debt levels and strengthen its balance sheet.

As of June 30, 2022, the Partnership’s total current liabilities exceeded total current assets by $18.8 million. This is partly a result of the current portion of long-term debt of $43.7 million being classified as current while restricted cash of $11.0 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months. Additionally, because the $85 million revolving credit facility from Höegh LNG matures on January 1, 2023, the outstanding balance thereunder of $24.5 million is classified as a current liability.

The current liabilities are expected to be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities. The Partnership believes its cash flows from operations, including distributions to it from Höegh LNG Cyprus Limited, and Höegh LNG FSRU IV Ltd as payment of intercompany interest and/or intercompany debt or dividends and payments under the Suspension and Make-Whole Agreements (as defined below), will be sufficient to meet its debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows and pay distributions to its unitholders at its current level of distributions, for the next twelve months assuming continuing compliance with covenants under its credit facilities and assuming that the Partnership’s vessels remain fully operational and that revenues are generated as per existing contractual terms.

On June 1, 2022, the SRV Joint Gas Two Ltd, a joint venture owned 50% by the Partnership, and the owner of the Cape Ann, closed the New Cape Ann Facility, which has an initial loan amount of $154.1 million and which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. The New Cape Ann Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Cape Ann. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Two Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $1.2 million from the Partnership. The New Cape Ann Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The interest rate swaps entered into under the previous Cape Ann debt facility have a remaining tenor of 8 years and have been novated from the previous group of swap providers to the new lenders and restructured to match the New Cape Ann Facility's loan amount and amortization plan. The interest rate swaps are not reflected in the above-mentioned interest rate for the New Cape Ann Facility

As of June 30, 2022, the Partnership had outstanding interest rate swap agreements for a total notional amount of $256.0 million to hedge against the floating interest rate risks of its long-term debt under the Lampung facility and the $385 million facility. The Partnership applies hedge accounting for derivative instruments related to these facilities. The Partnership receives interest based on three-month US dollar LIBOR and pays a fixed rate of 2.8% for the Lampung facility. The Partnership receives interest based on the three-month US dollar LIBOR and pays a fixed rate ranging from 2.650% to 2.941% for the $385 million facility.

The Partnership’s share of the joint ventures is accounted for using the equity method. As a result, the Partnership’s share of the joint ventures’ cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the lines “accumulated earnings in joint ventures” and “accumulated losses in joint ventures” on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

In May 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the first quarter of 2022.

In May 2022, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on February 15, 2022 to May 15, 2022.

On August 12, 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the second quarter of 2022.

On August 15, 2022, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on May 16, 2022 to August 14, 2022.

For the period from April 1, 2022 to August 24, 2022, no Series A preferred units or common units were sold under the Partnership’s ATM program.

Outlook

The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. While there is a pending arbitration as further discussed below, as of August 24, 2022, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for its customers.

Höegh LNG has entered into the Suspension and Make-Whole Agreements and provided the Partnership the $85 million revolving credit facility. However, in July 2021, the Partnership received notice from Höegh LNG that the revolving credit line of $85 million will not be extended when it matures on January 1, 2023, and that Höegh LNG will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the NOA received from the charterer of PGN FSRU Lampung. With these changes, the Partnership’s liquidity and financial flexibility has been reduced. If Höegh LNG is unable to meet its obligations to us under the Suspension and Make-Whole Agreements or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

Höegh LNG’s ability to make payments to the Partnership under the Suspension and Make-Whole Agreements and any funding requests under the $85 million revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or the Partnership, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to the Partnership may be impaired.

If financial institutions providing the Partnership’s interest rate swaps are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. Furthermore, if the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Hoegh LNG Lampung in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT Hoegh LNG Lampung. On August 2, 2021, the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. On June 13, 2022, the charterer filed a statement of claim with a request for a primary relief and three alternative reliefs. The charterer’s claim of restitution if the LOM is declared null and void is $416 million, increasing to $472 million by June 2023 plus interest and costs.

PT Hoegh LNG Lampung has previously served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM and a claim against the parent company of the charterer for the fulfilment of the charterer’s obligations under the LOM as stated in a guarantee provided by the parent company, with a claim for damages. On June 13, 2022, PT Hoegh LNG Lampung filed its statement of claim.

PT Hoegh LNG Lampung will take all necessary steps and will vigorously contest the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event that the outcome of such dispute is unfavorable to the Partnership, it could have a material adverse impact on its business, results of operations, financial condition and ability to pay distributions to unitholders.

On March 20, 2022, the Partnership commenced FSRU operations under agreements with subsidiaries of New Fortress Energy Inc. (“New Fortress”) to charter the Höegh Gallant for a period of ten years (the “NFE Charter”). The charter rate under the NFE Charter is lower than under the prior charter for the Höegh Gallant (the “Suspended Gallant Charter”). The Partnership has entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”), pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, the Partnership will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership. As of August 24, 2022, Höegh LNG has paid an aggregate of $2.6 million to the Partnership pursuant to the Suspension and Make-Whole Agreements related to such capital expenditures.

The outbreak of COVID-19 has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. Furthermore, should there be an outbreak of COVID-19 on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has extended the time between crew rotations on the vessels and developed other mitigating actions to reduce the risk of a COVID-19 outbreak. As a result, the Partnership expects that it will incur somewhat higher crewing expenses. To date, the Partnership has not had material service interruptions on the Partnership’s vessels. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment.

In February 2022, the Russian attack on Ukraine started. It may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect the Partnership’s business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom the Partnership has charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect its operations. The invasion has among other things, led to a significantly increased attention to security of energy supply in Europe. Several European countries are looking to reduce their reliance on pipeline gas from Russia, and are planning to increase the import capacity for LNG through the application of FSRUs and/or landbased import facilities in combination with increased use of renewable energy sources in the energy mix. Over time, this could accelerate the energy transition to renewable energy.

On April 1, 2022, the Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 Municipal Industry and Commerce Tax (“ICT”) returns. ICT is imposed on gross receipts on customer invoices and is similar to a sales tax. The municipal tax authorities have alleged that the customer invoices are for industrial activities performed within the municipal jurisdiction. However, all of the Colombian subsidiary’s activities take place offshore which is outside of the Municipality’s borders. According to Colombian law, municipalities do not have jurisdiction over maritime waters or low-tide areas. Management intends to deny the allegations and file an appeal to vigorously defend the Colombian subsidiary’s position. Accruals for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management, with advice of its outside legal advisors, has assessed the status of this matter and has concluded that an adverse judgment after concluding an appeals process is not probable. As a result, no provision has been made in the consolidated financial statements. Management estimates the range of possible loss for 2016-2021, including accrued interest, to be approximately $1.3 million to $2.9 million as of June 30, 2022, plus additional accrued interest thereon until final disposition of the ICT allegation. In May 2022, the Partnership and its Colombian subsidiary filed a response to the Tax Administration of Cartagena disputing the claim. This was confirmed registered on May 27, 2022, by the Tax Administration of Cartagena.

Presentation of Second Quarter 2022 Results

A presentation will be held today, Wednesday, August 24, 2022, at 8:30 A.M. (EST) to discuss financial results for the second quarter of 2022. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

Participants will be able to join this presentation using the following details:

a.	Webcast

https://app.webinar.net/E3qLlRjln9Y

b.	Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until August 31, 2022.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	9296187

Media contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

www.hoeghlngpartners.com

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on the Partnership’s business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;
●	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;
●	the Partnership’s distribution policy and ability to make cash distributions on its units or any changes in the quarterly distributions on its common units;
●	restrictions in the Partnership’s debt agreements and pursuant to local laws on the Partnership’s joint ventures’ and subsidiaries’ ability to make distributions;
●	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Suspension and Make-Whole Agreements, the Suspended Gallant Charter, any funding requests under the $85 million revolving credit facility and its guarantee and indemnification obligations;
●	the change in the ability of Höegh LNG to compete with the Partnership as a result of its completion of the Amalgamation;
●	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;
●	the consummation of the proposed merger transaction with Höegh LNG and the realization of any benefits therefrom;
●	demand in the FSRU sector or the LNG shipping sector, including demand for the Partnership’s vessels;
●	the Partnership’s ability to purchase additional vessels from Höegh LNG in the future;
●	the Partnership’s ability to integrate and realize the anticipated benefits from acquisitions;
●	the Partnership’s anticipated growth strategies, including the acquisition of vessels;
●	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;
●	effects of volatility in global prices for crude oil and natural gas;
●	the effect of the worldwide economic environment;
●	turmoil in the global financial markets;
●	fluctuations in currencies and interest rates;
●	general market conditions, including fluctuations in hire rates and vessel values;

●	changes in the Partnership’s operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;
●	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
●	the financial condition, liquidity and creditworthiness of the Partnership’s existing or future customers and their ability to satisfy their obligations under the Partnership’s contracts;
●	the Partnership’s ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the exercise of purchase options by the Partnership’s customers;
●	the Partnership’s ability to perform under its contracts and maintain long-term relationships with its customers;
●	the Partnership’s ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;
●	the Partnership’s continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;
●	the operating performance of the Partnership’s vessels and any related claims by TotalEnergies SE, PGN LNG or other customers;
●	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;
●	the results of the arbitration with the charterer of PGN FSRU Lampung;
●	timely acceptance of the Partnership’s vessels by their charterers;
●	termination dates and extensions of charters;
●	the impact of the Russian invasion of Ukraine;
●	the Partnership’s ability to successfully remediate the material weakness in its internal control over financial reporting and disclosure controls and procedures;
●	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;
●	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of the Partnership and certain of its subsidiaries;
●	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;
●	the number of offhire days and drydocking requirements, including the Partnership’s ability to complete scheduled drydocking on time and within budget;
●	the Partnership’s general and administrative expenses as a publicly traded limited partnership and fees and expenses payable under the Partnership’s ship management agreements, the technical information and services agreement and the administrative services agreement;

●	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	the Partnership’s ability to hire or retain key employees;
●	customers’ increasing emphasis on environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	risks inherent in the operation of the Partnership’s vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;
●	future sales of the Partnership’s common units, Series A preferred units and other securities in the public market;
●	interruption or failure of the Partnership’s information technology and communication systems;

●	the Partnership’s business strategy and other plans and objectives for future operations; and
●	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2021 and subsequent quarterly reports on Form 6-K.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
REVENUES
Time charter revenues	$36,941	$34,696	$72,251	$69,472
Total revenues	36,941	34,696	72,251	69,472
OPERATING EXPENSES
Vessel operating expenses	(7,551)	(6,114)	(13,757)	(12,286)
Administrative expenses	(6,489)	(2,779)	(10,630)	(5,514)
Depreciation and amortization	(5,134)	(5,012)	(10,245)	(10,223)
Total operating expenses	(19,174)	(13,905)	(34,632)	(28,023)
Equity in earnings (losses) of joint ventures	4,520	3,267	13,154	14,341
Operating income (loss)	22,287	24,058	50,773	55,790
FINANCIAL INCOME (EXPENSE), NET
Interest income	189	98	389	231
Interest expense	(5,309)	(9,635)	(10,505)	(15,293)
Other items, net	(693)	(658)	(1,204)	(1,311)
Total financial income (expense), net	(5,813)	(10,195)	(11,320)	(16,373)
Income (loss) before tax	16,474	13,863	39,453	39,417
Income tax expense	(3,416)	(11,225)	(6,234)	(12,939)
Net income (loss)	$13,058	$2,638	$33,219	$26,478
Preferred unitholders’ interest in net income	3,877	3,877	7,754	7,754
Limited partners’ interest in net income (loss)	$9,181	$(1,239)	$25,465	$18,724

Earnings per unit
Common unit public (basic and diluted)	$0.28	$(0.04)	$0.76	$0.55
Common unit Höegh LNG (basic and diluted)	$0.28	$(0.04)	$0.76	$0.58

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$42,395	$42,519
Restricted cash	6,519	8,410
Trade receivables	7,588	3,653
Amounts due from affiliates	3,530	7,500
Current portion of net investment in financing lease	5,670	5,426
Derivative instruments	563	—
Prepaid expenses and other receivables	9,963	3,772
Total current assets	76,228	71,280
Long-term assets
Restricted cash	10,991	10,991
Accumulated earnings of joint ventures	54,184	35,708
Advances to joint ventures	10,202	7,511
Vessels, net of accumulated depreciation	592,056	602,289
Other equipment	56	100
Intangibles and goodwill	9,935	11,301
Net investment in financing lease	260,965	263,862
Long-term derivative instruments	1,238	—
Long-term deferred tax asset	160	144
Other long-term assets	821	822
Total long-term assets	940,608	932,728
Total assets	$1,016,836	$1,004,008

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2022	2021
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$43,747	$46,385
Revolving credit facility due to owners and affiliates	24,545	—
Trade payables	1,062	3,890
Amounts due to owners and affiliates	1,778	3,655
Value added and withholding tax liability	559	935
Derivative instruments	—	5,239
Accrued liabilities and other payables	23,295	16,105
Total current liabilities	94,986	76,209
Long-term liabilities
Long-term debt	317,251	339,687
Revolving credit facility due to owners and affiliates	—	24,942
Derivative instruments	—	7,631
Long-term tax liability	4,890	6,391
Long-term deferred tax liability	20,913	18,462
Other long-term liabilities	144	166
Total long-term liabilities	343,198	397,279
Total liabilities	438,184	473,488
EQUITY
8.75% Series A preferred units	176,078	176,078
Common units public	330,976	317,515
Common units Höegh LNG	66,990	52,626
Accumulated other comprehensive income (loss)	4,608	(15,699)
Total partners’ capital	578,652	530,520
Total equity	578,652	530,520
Total liabilities and equity	$1,016,836	$1,004,008

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	June 30,
	2022	2021
OPERATING ACTIVITIES
Net income (loss)	$13,058	$2,638
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,134	5,012
Equity in (earnings) losses of joint ventures	(4,520)	(3,267)
Changes in accrued interest income on advances to joint ventures	(191)	(50)
Amortization of deferred debt issuance cost	487	4,119
Amortization in revenue for above market contract	687	687
Expenditure for drydocking	—	(1,590)
Changes in accrued interest expense	138	560
Receipts from repayment of principal on financing lease	1,341	1,228
Unrealized foreign exchange losses (gains)	65	(19)
Unrealized loss (gain) on derivative instruments	121	57
Non-cash revenue: tax paid directly by charterer	(251)	(224)
Non-cash income tax expense: tax paid directly by charterer	251	224
Deferred tax expense and provision for tax uncertainty	2,017	10,675
Issuance of units for Board of Directors’ fees	—	127
Other adjustments	—	17
Changes in working capital:
Trade receivables	(2,273)	184
Inventory	6	(25)
Prepaid expenses and other receivables	(73)	(1,439)
Trade payables	(2,709)	989
Amounts due to owners and affiliates	3,229	1,174
Value added and withholding tax liability	104	(418)
Accrued liabilities and other payables	4,280	407
Net cash provided by (used in) operating activities	20,901	21,066

INVESTING ACTIVITIES
Payment on principal on advances to joint ventures	(1,174)	—
Net cash provided by (used in) investing activities	$(1,174)	$—

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED

STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended
	June 30,
	2022	2021
FINANCING ACTIVITIES
Proceeds from revolving credit facility due to owners and affiliates	$—	$6,000
Repayment of long-term debt	(11,778)	(11,165)
Cash distributions to limited partners and preferred unitholders	(4,210)	(18,956)
Net cash provided by (used in) financing activities	(15,988)	(24,121)

Increase (decrease) in cash, cash equivalents and restricted cash	3,739	(3,055)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(48)	49
Cash, cash equivalents and restricted cash, beginning of period	56,214	46,180
Cash, cash equivalents and restricted cash, end of period	$59,905	$43,174

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTERS ENDED JUNE 30,2022 and 2021

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the three months ended June 30, 2022 and 2021, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the three months ended June 30, 2022 and 2021, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long-term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs is presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) internal interest income and interest expense between the Partnership’s subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30,2022

(in thousands of U.S. dollars)

	Three months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$36,941	11,077	—	48,018	(11,077)	(1)	$36,941
Total revenues	36,941	11,077	—	48,018			36,941
Operating expenses	(9,243)	(2,948)	(4,797)	(16,988)	2,948	(1)	(14,040)
Equity in earnings (losses) of joint ventures	—	—	—	—	4,520	(1)	4,520
Segment EBITDA	27,698	8,129	(4,797)	31,030
Depreciation and amortization	(5,134)	(2,489)	—	(7,623)	2,489	(1)	(5,134)
Operating income (loss)	22,564	5,640	(4,797)	23,407			22,287
Gain (loss) on derivative instruments	—	837	—	837	(837)	(1)	—
Other financial income (expense), net	(1,976)	(1,957)	(3,837)	(7,770)	1,957	(1)	(5,813)
Income (loss) before tax	20,588	4,520	(8,634)	16,474			16,474
Income tax expense	(3,416)	—	—	(3,416)	—		(3,416)
Net income (loss)	$17,172	4,520	(8,634)	13,058	—		$13,058
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$17,172	4,520	(8,634)	13,058	(3,877)	(2)	$9,181

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30,2021

(in thousands of U.S. dollars)

	Three months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$34,696	10,285	—	44,981	(10,285)	(1)	$34,696
Total revenues	34,696	10,285	—	44,981			34,696
Operating expenses	(7,272)	(1,804)	(1,621)	(10,697)	1,804	(1)	(8,893)
Equity in earnings (losses) of joint ventures	—	—	—	—	3,267	(1)	3,267
Segment EBITDA	27,424	8,481	(1,621)	34,284
Depreciation and amortization	(5,012)	(2,489)	—	(7,501)	2,489	(1)	(5,012)
Operating income (loss)	22,412	5,992	(1,621)	26,783			24,058
Gain (loss) on derivative instruments	—	34	—	34	(34)	(1)	—
Other financial income (expense), net	(6,090)	(2,759)	(4,105)	(12,954)	2,759	(1)	(10,195)
Income (loss) before tax	16,322	3,267	(5,726)	13,863			13,863
Income tax expense	(11,225)	—	—	(11,225)	—		(11,225)
Net income (loss)	$5,097	3,267	(5,726)	2,638	—		$2,638
Preferred unitholders’ interest in net income	—	—	—	—	3,877	(2)	3,877
Limited partners’ interest in net income (loss)	$5,097	3,267	(5,726)	2,638	(3,877)	(2)	$(1,239)

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended June 30, 2022 and 2021.

	Three months ended
	June 30,
(in thousands of U.S. dollars)	2022	2021
Interest income	$189	$98
Interest expense:
Interest expense	(4,701)	(5,023)
Amortization and gain (loss) on cash flow hedge	(121)	(57)
Commitment fees	—	(436)
Amortization of debt issuance cost	(487)	(4,119)
Total interest expense	(5,309)	(9,635)
Other items, net:
Foreign exchange gain (loss)	(25)	(3)
Bank charges, fees and other	(66)	(54)
Withholding tax on interest expense and other	(602)	(601)
Total other items, net	(693)	(658)
Total financial income (expense), net	$(5,813)	$(10,195)

Appendix A: Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Segment EBITDA is defined as earnings before interest, taxes depreciation, amortization, impairment and other financial items. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership’s lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three months ended June 30, 2022
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$17,172	4,520	(8,634)	13,058			$13,058	(3)
Interest income	29	(37)	(218)	(226)	37	(4)	(189)
Interest expense	1,273	2,008	4,036	7,317	(2,008)	(4)	5,309
Depreciation and amortization	5,134	2,489	—	7,623	(2,489)	(5)	5,134
Other financial items (2)	674	(851)	19	(158)	851	(6)	693
Income tax (benefit) expense	3,416	—	—	3,416	—		3,416
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	1,971	(4)	1,971
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(851)	(6)	(851)
Segment EBITDA	$27,698	8,129	(4,797)	31,030			$31,030

	Three months ended June 30, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$5,096	3,267	(5,725)	2,638			$2,638	(3)
Interest income	(48)	—	(50)	(98)	—	(4)	(98)
Interest expense	5,529	2,756	4,106	12,391	(2,756)	(4)	9,635
Depreciation and amortization	5,012	2,489	—	7,501	(2,489)	(5)	5,012
Other financial items (2)	610	(31)	48	627	31	(6)	658
Income tax (benefit) expense	11,225	—	—	11,225	—		11,225
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	2,756	(4)	2,756
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,489	(5)	2,489
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	(31)	(6)	(31)
Segment EBITDA	$27,424	8,481	(1,621)	34,284			$34,284

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership’s share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs”.
(2)	Other financial items consist of gain and loss on debt extinguishment, gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.
(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.
(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

Media contact:

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438

www.hoeghlngpartners.com